EXHIBIT 4. 141

Declarations on the Equity Interest in Beijing Yi Lian Tong He Information Technology Co., Ltd on behalf of TOM EACHNET HOLDINGS (BVI) INC.

I, Wan Hua, a PRC citizen whose ID number is 110106196207281812 and residence address is No. 1303, Building 502, Xicui Road, Haidian District , Beijing, hereby make the representations concerning the shareholdings in Beijing Yi Lian Tong He Information Technology Co., Ltd on behalf of TOM EACHNET HOLDINGS (BVI) INC. (the “Trustor”) (whose registered address is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands) as follows:

1.	I executed a Trust Deed on Feb 1, 2007 and hold equity interest in Beijing Yi Lian Tong He Information Technology Co., Ltd on behalf of the Trustor in my own name (the “Trusted Equity”).

2.	I hereby admit that the Trusted Equity of such trust was contributed by the Trustor in my own name, and the property and proceeds arising from it were attributed to the Trustor. I didn’t pay any fees or considerations for the Trusted Equity.

3.	I confirm that, besides holding the Trusted Equity in my own name on behalf of the Trustor, I do not have the right to use or dispose the Trusted Equity or collect proceeds accrued thereon and such Trusted Equity is not contributed to my property or the property jointly owned by me and my spouse during the period from the establishment of this trust to the termination of this trust.

4.	I confirm that the Trusted Equity shall be separated from my property or the property jointly owned by me and my spouse. In particular, when I encounter disputes, litigations, arbitrations, or administrative punishment, or if I shall lose civil capacity in part or in whole, disappear or die, the Trustor’s right of such Trusted Equity will not be changed, restricted, or impaired by any of the aforesaid events.

5.	I hereby beforehand confirm that once any of the aforesaid events occurs, the Trustor shall be entitled to decide how to dispose such Trusted Equity concurrently. I and/or the property trustee, and/or my successors shall not propose any objection in relation to it.

All the aforesaid representations reflect my genuine intention, and there is no fraud, compulsion, misrepresentation, unfairness, collusion, or violation of law. These representations are effective until my death and I guarantee that I there would be no change or regret.

Hereby certified.

Representor:

Name: Wan Hua
Date: Feb 1, 2007